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SECI 11015138 MISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 28 2011
Washington, DC
110

SEC FILE NUMBER
8- 67218

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FARRAGUT CAPITAL LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3 W 57th St Fl 10
(No. and Street)

New York	NY	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas C. A. Boytinck (212) 988-7633
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Scarpati & Associates, LLP
(Name – *if individual, state last, first, middle name*)

131 West 33rd Street, Suite 1105	New York,	NY	10001
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SD 3/15/11

OATH OR AFFIRMATION

I, Thomas C. A. Boytinck, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Farragut Capital LLC, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Executive Officer
Title

Notary Public

GILDA SCHOENHOLTZ
Commissioner of Deeds
City of New York, No. 1-5521
Certificate Filed in Manhattan County
Commission Expires April 1, 2012

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FARRAGUT CAPITAL LLC

(A Delaware Limited Liability Company)

Financial Statements

December 31, 2010 and 2009

(With Independent Auditors' Report Thereon)

FARRAGUT CAPITAL LLC

Financial Statements

December 31, 2010 and 2009

(With Independent Auditors' Report Thereon)

Contents

SCARPATI & ASSOCIATES, LLP
Certified Public Accountants

131 West 33rd Street
Suite 1105
New York, NY 10001
Tel: 212-714-2727
Fax: 212-714-1472

Independent Auditors' Report

The Members
Farragut Capital LLC:

We have audited the accompanying balance sheets of Farragut Capital LLC (the Company) as of December 31, 2010 and 2009, and the related statements of operations, members' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Farragut Capital LLC as of December 31, 2010 and 2009, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Scarpati & Associates, LLP

New York, New York
February 22, 2011

Farragut Capital LLC

Balance Sheets

December 31, 2010 and 2009

Assets

	2010	2009
Cash and cash equivalents	$ 68,253	$ 197,923
Accounts receivable	20,685	21,309
Prepaid expenses	7,652	15,189
Computer equipment, net of accumulated depreciation of $27,374 and $22,495 in 2010 and 2009, respectively	17,857	31,256
Total assets	$ 114,447	$ 265,677

Liabilities and Members' Equity

	2010	2009
Liabilities:		
Accounts payable & accrued expenses	$ 950	$ 37,729
Taxes payable	—	2,302
Deferred rent payable	—	783
Total liabilities	950	40,814
Members' equity	113,497	224,863
Total liabilities and members' equity	$ 114,447	$ 265,677

The accompanying notes are an integral part of these financial statements.

Farragut Capital LLC

Statements of Operations

Years ended December 31, 2010 and 2009

	2010	2009
Revenue:		
Advisory fees	$ 430,369	$ 484,189
Other income	546	31,909
Total revenue	430,915	516,098
Expenses:		
Compensation and benefits	229,348	303,223
Insurance	29,711	28,748
Regulatory compliance	34,110	31,633
Legal and professional fees	23,993	33,740
Travel and marketing	50,756	131,924
Occupancy	63,541	157,338
Consulting fees	29,878	10,000
General and administrative	56,568	120,142
Loss from disposal of property and equipment	11,740	—
Total expenses	529,645	816,748
Loss before income taxes	(98,730)	(300,650)
Provison for income tax (benefit) expense	(243)	11,020
Net loss	$ (98,487)	$ (311,670)

The accompanying notes are an integral part of these financial statements.

Farragut Capital LLC

Statements of Changes in Members' Equity

Years ended December 31, 2010 and 2009

	Member A	Member B	Member C	Member D	Member E	Total
Balance at December 31, 2008	$ 247,292	$ 183,886	$ 129,501	$ 130,844	$ —	$ 691,523
Member distributions *	(50,983)	(54,417)	(46,680)	(2,910)	—	(154,990)
Net loss *	(121,425)	(71,717)	(64,225)	(54,303)	—	(311,670)
Transfer of partnership interest	59,551	(57,752)	(18,596)	(73,631)	90,428	—
Balance at December 31, 2009	134,435	—	—	—	90,428	224,863
Member distributions	(12,879)	—	—	—	—	(12,879)
Net loss	(76,820)	—	—	—	(21,667)	(98,487)
Balance at December 31, 2010	$ 44,736	$ —	$ —	$ —	$ 68,761	$ 113,497

* Allocations vary in accordance with the Limited Liability Company Agreement.

The accompanying notes are an integral part of these financial statements.

Farragut Capital LLC

Statements of Cash Flows

Years ended December 31, 2010 and 2009

	2010	2009
Cash flows from operating activities:		
Net loss	$ (98,487)	$ (311,670)
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	8,565	10,320
Loss from disposal of property and equipment	11,740	—
(Increase) decrease in operating assets:		
Accounts receivable	624	432,484
Prepaid expenses	7,537	13,040
Deferred fees	—	112,500
Increase (decrease) in operating liabilities:		
Accrued expenses	(36,780)	(14,653)
Payroll taxes	—	(2,657)
Income taxes payable	(2,302)	(20,862)
Deferred rent payable	(783)	(115)
Net cash (used in) provided by operating activities	(109,886)	218,387
Cash flows from investing activities:		
Proceeds from sale of property and equipment	3,000	—
Purchase of equipment	(9,905)	(2,124)
Net cash used in investing activities	(6,905)	(2,124)
Cash flows from financing activities:		
Member distributions	(12,879)	(147,548)
Net cash used in financing activities	(12,879)	(147,548)
Net (decrease) increase in cash	(129,670)	68,715
Cash and cash equivalents at beginning of year	197,923	129,208
Cash and cash equivalents at end of year	$ 68,253	$ 197,923
Supplemental disclosures of cash flow information:		
Taxes	$ 2,545	$ 43,187
Supplemental disclosure of non cash financing activities:		
Accrued member distribution	$ -	$ 7,442

The accompanying notes are an integral part of these financial statements.

Farragut Capital LLC

(a Delaware Limited Liability Company)

Notes to Financial Statements

December 31, 2010 and 2009

(1) Nature of the Company's Business and Summary of Significant Accounting Policies

(a) Organization and Nature of Business

Farragut Capital LLC (the Company) - formerly known as Farragut Capital & Marketing LLC was formed on November 23, 2005 as a Delaware Limited Liability Company. The Company is a registered broker-dealer whose primary line of business is placing securities with institutional and high-net-worth investors pursuant to Regulation D of the Securities Act of 1933. The Company holds no customer funds or securities and does not participate in the underwriting of securities. The Company is a member of the Financial Industry Regulatory Authority - "FINRA" (formerly known as the National Association of Securities Dealers) and the Securities Investor Protection Corporation (SIPC).

In accordance with the Company's limited liability company agreement, the liability of its members for losses, debts and obligations of the Company shall be limited to their Capital Contribution as defined. The members, may under certain circumstances, be liable to the Company to the extent of prior distributions made to them in the event the Company does not have sufficient assets to discharge its liabilities.

On December 31, 2009, the Company entered into a Purchase, Sale and Resignation Agreement (the "Agreement"), by and among the Company, Members B, C and D (the "Exiting Members") and Capital & Marketing USA, LLC as purchaser (the "Purchaser"), pursuant to which the Purchaser and the Company agreed to acquire the Exiting Members' interests for consideration. In accordance with the Agreement and amendments, the Company is required to change its name no later than December 31, 2011.

On January 1, 2010, the Company amended and restated its limited liability agreement to provide for the respective ownership interest percentages among the remaining members and to appoint member A as the sole manager and tax matters partner of the Company.

(b) Basis of Presentation

The accounting and reporting principles of the Company conform with generally accepted accounting principles in the United States of America (U.S. GAAP).

All amounts included in these financial statements are stated in U.S. dollars. It is the Company's policy to reclassify prior year amounts to conform to current year's presentation when appropriate.

(c) Use of Estimates in the Financial Statements

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(1) Nature of the Company's Business and Summary of Significant Accounting Policies (Continued)

(d) Statement of Cash Flows

For purposes of the statement of cash flows, the Company considers all highly liquid investments available for current use with an initial maturity of three months or less to be cash equivalents.

(e) Revenue Recognition

Advisory fees consist of revenue earned by the Company from prospective issuers of securities in preparation for undertaking the private placement of securities to institutional and high-net-worth investors, as well as revenue earned in providing other real estate finance and investment consulting services. Advisory fees also include reimbursement for travel and other agreed-upon out-of-pocket costs incurred by the Company.

The Company is also entitled to certain placement fees associated with the success of its work as placement agent, and such fees are earned when irrevocable commitments to provide funds are entered into by investors. The Company did not earn any placement fees for the years ended December 31, 2010 and 2009, respectively. Revenue is recorded as income when earned under the terms of its advisory and placement agreements and when such revenue can be reasonably estimated.

(f) Income Taxes

The Company is treated as a partnership for federal income tax purposes. Consequently, federal income taxes are not payable, or provided for, by the Company. Members are taxed individually on their pro-rata share of the Company's earnings. The Company's net income or loss is allocated among the members in accordance with its Limited Liability Company Agreement (the Agreement).

Although the Company is not subject to federal income taxes, certain state and local tax jurisdictions impose tax liabilities on limited liability companies. As such, the Company has recorded a tax benefit of $243 for the year ended December 31, 2010 and a tax provision of $11,020 for the year ended December 31, 2009.

(g) Fair Value of Financial Instruments

The Company's financial instruments consist primarily of cash, accounts receivable, accounts payable and accrued expenses. Management believes that the fair value of such financial instruments approximates the carrying value.

On January 1, 2009, the Company adopted the provisions of SFAS 157, "Fair Value Measurements" ("SFAS 157"), as it relates to financial assets and liabilities which clarifies the principle that fair value should be based on the assumptions market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. The impact of applying SFAS 157 to financial assets and liabilities did not have a material impact on the financial statements for the years ended December 31, 2010 and 2009.

(1) Nature of the Company's Business and Summary of Significant Accounting Policies (Continued)

(h) Accounts Receivable

Accounts receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to an allowance for doubtful accounts based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to allowance and a credit to accounts receivable. The Company recorded an allowance for doubtful accounts in the amount of $4,125 for the year ended December 31, 2010.

(i) Computer Equipment

Computer equipment is stated at cost less accumulated depreciation. Depreciation is computed on a straight-line basis over the estimated useful life of five years. Depreciation expense for the years ended December 31, 2010 and 2009 were $8,565 and $10,320, respectively. Maintenance and repairs are expensed as incurred.

(j) Office Equipment Lease

The Company terminated a lease for office equipment in 2010 which had qualified to that date as an operating lease. Payments made under the lease were recorded until termination as an expense on a straight-line basis over the term of the lease.

(k) Translation of Foreign Currencies

Assets and liabilities denominated in foreign currencies are translated at month-end rates of exchange, while the Statement of Operations accounts are translated at daily rates of exchange. Gains or losses resulting from foreign currency transactions are included in other income.

(2) Commitments and Contingencies

Rent expense included under Occupancy expense for 2010 and 2009 was $48,195 and $130,222, respectively.

Pursuant to the Securities and Exchange Commission Rule 15c3-1(e) (2), the Company may not authorize distributions to its members if such distributions cause the Company's net capital to fall below 120% of the Company's minimum capital requirement. As of December 31, 2010 and 2009, the Company was not in violation of this requirement.

(3) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2010 and 2009, the Company had net capital of $67,303 and $157,109, respectively, which amounts were $62,303 and $152,109 in excess of its required net capital of $5,000, respectively. The Company's net capital ratios for the years ended December 31, 2010 and 2009 were .01 to 1 and .26 to 1, respectively.

(4) Income Taxes

The components of income tax (benefit) expense included in the statement of operations as of December 31, 2010 and 2009 are as follows:

	2010			2009		
	Federal	State	Total	Federal	State	Total
Current	$ -	$ (243)	$ (243)	$ -	$ 11,020	$ 11,020
Total	$ -	$ (243)	$ (243)	$ -	$ 11,020	$ 11,020

(5) Concentration of Credit Risk

The Company maintains cash balances at an institution insured up to $250,000 by the Federal Deposit Insurance Corporation ("FDIC"). Cash balances did not exceed the insured level during the year.

(6) Concentration of Revenue

The Company had two customers whose revenues were 10% or greater of the total revenues and one customer whose accounts receivable balance was in excess of 10% of the total accounts receivable balance for the year ended December 31, 2010. The following is an analysis of this significant customer:

Customer	Percentage of Revenue	Percentage of Accounts Receivable
A	28%	81%
B	33%	—

(7) Related Party Transactions

The Company entered into a sublease agreement with one of its former member's affiliated entities. Rental income received from the affiliated entity for the years ended December 31, 2010 and 2009 was approximately $1,324 and $4,464 respectively and is included in other income in the accompanying statement of operations.

The Company entered into a lease agreement for office space with one of its former members. The total amount of rent expense incurred was $500 and $5,500 for the years ending December 31, 2010 and 2009, and is included as occupancy expense in the accompanying statements of operations.

The Company assumed obligations of one of its former members in the amount of $7,442 for certain rent and other expenses, as part of the Agreement dated December 31, 2009. All payments have been issued as of December 31, 2010.

(8) Subsequent Events

Management has evaluated subsequent events through February 22, 2011, the date which the financial statements were available for issue and determined no disclosure is required.

SUPPLEMENTARY INFORMATION

Farragut Capital LLC

Schedule I

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2010

Total members' equity	$ 113,497
Deductions and/or charges:	
Total nonallowable assets from Balance Sheet:	
Accounts receivable	(20,685)
Prepaid expenses	(7,652)
Computer equipment, net of accumulated depreciation	(17,857)
Net Capital	$ 67,303
Aggregate indebtedness:	
Total aggregate indebtedness liabilities from the Balance Sheet:	
Accrued expenses	$ 950
Total aggregate indebtedness	$ 950
Computation of basic net capital requirement:	
Minimum net capital required	$ 63
Minimum dollar net capital requirement of reporting broker or dealer	5,000
Net capital requirement	5,000
Excess net capital	62,303
Excess net capital at 1000%	67,207
Ratio of aggregate indebtedness to net capital	0.01
Reconciliation of Company's computation (included in Part II of Form X-17A-5 as of December 31, 2010):	
Net capital as reported in Company's Part II (unaudited) FOCUS report	67,303
Net capital per above	$ 67,303

Farragut Capital LLC

Schedule II

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2010

In accordance with the Company's Financial Industry Regulatory Authority (formerly known as the NASD) membership agreement, the Company will not hold customer funds or safekeep customer securities and will operate pursuant to SEC Rule 15c3-3(k)(2)(i) (the Customer Protection Rule).

Farragut Capital LLC

Schedule III

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2010

In accordance with the Company's Financial Industry Regulatory Authority (formerly known as the NASD) membership agreement, the Company will not hold customer funds or safekeep customer securities and will operate pursuant to SEC Rule 15c3-3(k)(2)(i) (the Customer Protection Rule).

Farragut Capital LLC

Schedule IV

Schedule of Segregation Requirements and Funds in Segregation for Customers' Regulated Commodity Futures and Options Accounts

As of December 31, 2010

The Company does not maintain customers' futures and options accounts. This schedule is not applicable for this Company.

SCARPATI & ASSOCIATES, LLP
Certified Public Accountants

131 West 33rd Street
Suite 1105
New York, NY 10001
Tel: 212-714-2727
Fax: 212-714-1472

February 22, 2011

To the Members
Farragut Capital LLC

In planning and performing our audit of the financial statements of Farragut Capital LLC ("the Company") as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or a combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first paragraph and would not necessarily identify all deficiencies in internal control that might be significant deficiencies or material weaknesses. We did not identify any deficiencies in internal control that we consider to be material weaknesses, as defined above.

This communication is intended solely for the information and use of management, the Members, the SEC, FINRA and others within the organization, and is not intended to be and should not be used by anyone other than these specified parties.

Sincerely,

Scarpati & Associates, LLP

Scarpati & Associates, LLP
New York, New York